EXHIBIT 16.1

August 12, 2011

Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549

Dear Ladies and Gentlemen:

We are the predecessor independent registered public auditing firm for American Retail Group, Inc., a Nevada corporation (the "Company"). We have read the Company's disclosure set forth in Item 4.01 Changes in Registrant's Certifying Accountants of the Company's Current Report on Form 8-K dated August 12, 2011 (the "Current Report") attached hereto and are in agreement with the disclosures in the Current Report, insofar as it pertains to our firm, Femida-Audit limited liability company.

Sincerely,

/s/ Femida-Audit limited liability company